May 13, 2019

Christopher Bruno
President
RSE Archive, LLC
250 Lafayette Street, 3rd Floor
New York, NY 10012

       Re: RSE Archive, LLC
           Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted April 18, 2019
           CIK No. 0001768126

Dear Mr. Bruno:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A filed April 18, 2019

Offerring Summary, page 6

1. We note your response to prior comment 1 and your revisions to your filing. In order to provide context for investors please revise your related risk factor on page 27 to describe the circumstances under which the Manager might sell its Interest. Exclusive forum and waiver of jury trial, page 25

2. We note your response to comment 2 and your revisions to the filing, however, you have not specifically stated whether or not your exclusive forum provision or your waiver of jury trial provision applies to federal securities law claims. Please revise to state as much.
       Please also expand your disclosure to address whether or not a court would enforce such provisions and explain why. This comment applies to your disclosure here and on page
       69.
 Christopher Bruno
RSE Archive, LLC
May 13, 2019
Page 2
Plan of Distribution and Subscription Procedure, page 37

3. We note your response to comment 4 and your revisions to the filing. Please elaborate upon your response and disclosure to explain to us your consideration of RSE Markets'
         role in your offering in light of their ownership and operation of the Rally Rd. platform and their indirect ownership of you. Specifically, tell us why you do not believe that RSE
         Markets is a broker-dealer or a co-issuer of your securities and, in doing so, please tell us how the platform operates.
       You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio,
Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



FirstName LastNameChristopher Bruno                             Sincerely,
Comapany NameRSE Archive, LLC
                                                                Division of
Corporation Finance
May 13, 2019 Page 2                                             Office of
Consumer Products
FirstName LastName